FILTRONA

Filtrona plc

30 June 2009

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 29 May 2009, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

26 June 2009

Filtrona plc

Pre-close trading update

Filtrona plc ('Filtrona' or 'the Company'), the international market leading speciality plastic and fibre products supplier, today issues a pre-close trading statement ahead of its half year results for the six months ending 30 June 2009, which will be announced on 27 August 2009. In addition, the Company is publishing its 2008 half year and full year results restated for the revised reporting segmentation which the Company will be adopting with its half year results for the six months ending 30 June 2009 and thereafter.

The Company's overall performance in the year to date has been in line with the Board's expectations.

Trading cash flow has been strong in the year to date as a result of continued focus on working capital and lower levels of capital expenditure.

The relative resilience of the global tobacco industry has continued to benefit the Coated and Security Products and Filter Products divisions. The depressed level of activity in the US and European manufacturing sectors, combined with significant weakness in the onshore oil and gas market, generated a difficult trading environment for the Protection and Finishing Products division in the year to date. The Porous Technologies division has experienced slightly improved trading conditions in the second quarter versus the first quarter due to higher printer system revenues.

The previously announced restructuring programmes are progressing well and according to plan.

Outlook

The Company's focus on cash generation, cost control and the reinforcement of its strong market positions, allied to the defensive nature of its largest served market, give the Board confidence that the Company will continue to trade in line with expectations.

Restatement of 2008 results for revised reporting segments

In order to provide increased transparency, the Company is changing its reporting segments with its half year for 2009 being the first results to be published under its revised segmentation.

Filtrona will no longer report its results under Plastic Technologies and Fibre Technologies and will instead report its results under four operating segments, in accordance with IFRS 8. These operating segments will be Protection and Finishing Products, Coated and Security Products, Filter Products and Porous Technologies.

In advance of the publication of its half year results on 27 August 2009, the Company is hereby publishing its 2008 half and full year results, restated under the revised reporting segmentation.

Additionally, the 2008 comparatives have been restated for the following items:

1. Disposal of the North American Plastic Profile and Sheet business.

As a result of the disposal of the North American Plastic Profile and Sheet business, completed in March 2009, this is shown as a "Discontinued Operation".

The results of Enitor are reported within Coated and Security Products.

2. Restatement for amendment to IAS 38: Intangible Assets (catalogue costs)

IAS 38 as amended requires an entity to recognise an expense in respect of advertising and promotional activities, in this case catalogue costs, when it receives access to those goods. In prior periods, the adopted policy was to recognise these costs as the catalogues were distributed to customers. In applying the new policy retrospectively to 2008, the impact is to reduce operating profit within Protection and Finishing Products by £0.5m and £0.4m at the half and full year respectively.

3. Reclassification of FractureCode legal costs.

All legal costs relating to FractureCode litigation, previously reported within Central Services, have been re-allocated to Coated and Security Products. The costs in 2008 were £0.5m and £1.1m at the half and full year respectively.

2008 Half Year

	Protection & Finishing Products £m	Coated & Security Products £m	Filter Products £m	Porous Technologies £m	Central Services £m	Eliminations £m	Continuing Operations £m	Discontinued Operations £m	Discontinued Eliminations £m	Filtrona £m
Revenue	57.5	44.4	92.0	25.1	-	(2.9)	216.1	48.8	(0.3)	264.6
Operating profit/(loss) before intangible amortisation	13.4	5.6	9.7	5.2	(4.3)	-	29.6	4.1	-	33.7
Intangible amortisation	(0.7)	(0.1)	(0.1)	-	-	-	(0.9)	-	-	(0.9)
Operating profit/(loss)	12.7	5.5	9.6	5.2	(4.3)	-	28.7	4.1	-	32.8
Finance income							5.6	-		5.6
Finance expense							(8.8)	-		(8.8)
Profit before tax							25.5	4.1		29.6
Income tax expense							(8.1)	(1.7)		(9.8)
Profit after tax							17.4	2.4		19.8
Minority interests							(0.5)	-		(0.5)
Profit attributable to equity holders of Filtrona plc							16.9	2.4		19.3
Basic eps							8.3p	1.2p		9.5p
Adjusted eps							8.6p	1.2p		9.8p

2008 Full Year

	Protection & Finishing Products £m	Coated & Security Products £m	Filter Products £m	Porous Technologies £m	Central Services £m	Eliminations £m	Continuing Operations £m	Discontinued Operations £m	Discontinued Eliminations £m	Filtrona £m
Revenue	114.6	86.1	187.5	49.7	-	(6.2)	431.7	95.2	(0.5)	526.4
Operating profit/(loss) before intangible amortisation and exceptional acquisition fees	26.7	10.0	19.8	9.0	(8.7)	-	56.8	7.8	-	64.6
Intangible amortisation	(1.6)	(0.1)	(0.2)	(0.1)	-	-	(2.0)	-	-	(2.0)
Exceptional acquisition fees	-	-	-	-	(1.3)	-	(1.3)	-	-	(1.3)
Operating profit/(loss)	25.1	9.9	19.6	8.9	(10.0)	-	53.5	7.8	-	61.3
Finance income							11.5	-		11.5
Finance expense							(18.3)	-		(18.3)
Profit before tax							46.7	7.8		54.5
Income tax expense							(15.3)	(3.1)		(18.4)
Profit after tax							31.4	4.7		36.1
Minority interests							(1.1)	-		(1.1)
Profit attributable to equity holders of Filtrona plc							30.3	4.7		35.0
Basic eps							14.8p	2.3p		17.1p
Adjusted eps							16.1p	2.3p		18.4p

File No: 82-34882

Enquiries:

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: 01908 359 100

FD
Andrew Lorenz
Sophie Kernon
Tel: 020 7269 7291

File No: 82-34882

RECEIVED
2009 JUL -7 A 10:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FSA

Financial Services Authority

TR-1:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme. See Section 9 for further information.
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 June 2009
6. Date on which issuer notified:	18 June 2009
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
B074435 (GB00B0744 359) ORD GBP0.025	6,155,979	6,155,979	0	0	6,173,639	0%	3.002%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,173,639	3.002%

File No: 82-34882

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Fund Managers Limited. Hermes Fund Managers Limited is the parent undertaking of: 1. Hermes Investment Management Limited (voting rights held in this issuer: 6.527%) 2. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.035%)	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment mangement agreements with various underying clients, which includes all the shares owned directly by BT Pension Scheme. Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underying clients. All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a). This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).
14. Contact name:	Jon Green, Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Hermes Specialist UK Focus Fund
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24 June 2009
6. Date on which issuer notified:	25 June 2009
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
B074435 (GB00B0744359) ORD GBP25	6,038,949	6,038,949	6,170,000	6,170,000	N/A	3.000%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,170,000	3.000%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
N/A	
Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	All voting rights held on behalf of the above entity are disclosed pursuant to DTR 5.1.2. This disclosure is made by Hermes Investment Mangement Limited as agent on behalf of Hermes Specialist UK Focus Fund
14. Contact name:	Jon Green, Filtrona plc
15. Contact telephone number:	01908 359100